Steven M. Blondy
Senior Vice President and Chief
Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919.297.1116
Fax: 919.297.1601
steve.blondy@rhd.com
December 5, 2005
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	R.H. Donnelley Corporation
Registration Statement on Form S-4
Filed November 8, 2005
File No. 333-129539

Dear Mr. Spirgel:
This letter is in response to your letter dated November 29, 2005 to R.H. Donnelley Corporation (“Donnelley” or the “Company”). Your letter included one comment to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter. Capitalized terms used without definition have the meanings given to such terms in the above referenced filing.
Comment. Tell us in more detail, and revise to disclose, how you determined that R. H. Donnelley Corporation was the acquiring entity. More specifically:
•	Provide us with a detailed analysis of the criteria outlined in paragraph 17-19 of SFAS 141. Your analysis should include a detailed discussion of each of these separate shareholder groups.

•	Provide us with details of any common shareholders for each shareholder group.

•	Indicate any direct family relationships between the shareholders.

•	Further, discuss if there are any voting agreements among the shareholders, or shareholder groups.
Response
We determined that Donnelley was the acquiring entity under the criteria set forth in paragraphs 16-19 of SFAS 141, Business Combinations. The full text of these paragraphs is set forth below in italics for the convenience of the Staff. In normal font, our analysis under SFAS 141 follows each section of those paragraphs.
Paragraph 16 states: In a business combination effected solely through the distribution of cash or other assets or by incurring liabilities, the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity.
     Under the terms of the merger agreement, Donnelley will distribute $1.85 billion in cash, and as noted below, common stock to the current Dex Media stockholders, as well as assume Dex’s liabilities, including outstanding debt of approximately $5.3 billion.
Paragraph 17 states: In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity.
The Donnelley-Dex Media transaction is a business combination effected through the exchange of equity, with Donnelley being the issuer of the equity. We do not believe that the Donnelley-Dex Media transaction should be considered a reverse acquisition. It is true that Dex Media is larger than Donnelley. Based on 2004 historical results, Donnelley and Dex Media generated $603 million and $1,602 million in net revenues, respectively, and the market capitalization of Dex Media is roughly twice as large as that of Donnelley.1 In addition, Dex Media’s stockholders will receive Donnelley common stock that will represent slightly more than a majority of the combined entity’s voting power. However, we believe that the key factor in this analysis is that the combined company’s board and management control will be retained by Donnelley. Members of the current Donnelley board will represent a majority of the combined company’s board after the merger. In addition, Donnelley’s senior management (including its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer) will remain in place following the merger.

[1]	Based on outstanding shares at pre- and post-announcement share prices, Donnelley’s market capitalization was $2.45 billion and $2.39 billion, respectively, and Dex Media’s market capitalization was $4.22 billion and $4.08 billion, respectively.

Furthermore, the sponsor stockholders, Carlyle and Welsh Carson, who together currently own a majority of Dex Media’s voting power, will after the merger each own approximately 14% of the combined company. Carlyle and Welsh Carson are separately managed institutions that are not affiliated with one another. Carlyle and Welsh Carson have each signed a separate support agreement and a separate stockholder agreement with Donnelley, which provides, among other things, for each such entity to vote in favor of (i) the merger and (ii), management’s slate of directors, so long as it includes one person designated by each such entity, and also includes a standstill provision that restricts each such entity’s right to acquire more than 15% of Donnelley’s outstanding voting stock. These investors will not have any special veto or control rights, other than their right to designate one director each to the Donnelley board. See “Agreements Related to the Merger Agreement – The Sponsor Stockholders Agreements” and “– The Support Agreements” beginning on pages 133 and 136, respectively, of the above referenced filing.
Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:
a.	The relative voting rights in the combined entity after the combination, all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.
Under the terms of the merger agreement, Donnelley will issue new shares of its common stock to the current Dex Media stockholders. Each Dex Media stockholder will receive a combination of Donnelley common stock and cash. Upon completion of the merger, current Donnelley and Dex Media stockholders will own approximately 48% and 52% of the combined company on a diluted basis, respectively, and approximately 47% and 53 % of the combined company on a non-diluted basis, respectively. These ownership percentages are based on the current outstanding common shares and stock options for each company and the conversion ratios set out in the merger agreement.

The GS Funds have agreed, among other things, to vote in favor of the merger. The GS Funds presently have other special rights (including with respect to voting) related to their preferred stock; however, as noted below, we intend to repurchase the preferred stock held by the GS Funds prior to completion of the merger. Therefore, their special rights as holders of the preferred stock will terminate prior to the merger and thus are not relevant to this analysis. Except as disclosed above with respect to the sponsor support agreements and the stockholder agreements and these voting arrangements with the GS Funds, no unusual or special arrangements exist.

The merger will result in the full or partial vesting of both Dex Media’s and Donnelley’s employee stock options. However, Donnelley’s executive officers and directors waived the accelerated vesting of their stock options, in part because the technical change of control trigger relating to their options was viewed as inconsistent with the reality that Donnelley is in fact acquiring Dex Media. The waiver executed by Donnelley’s executive officers and directors is consistent with the reality that the merger will not result in a change of control of Donnelley.

The employee stock options at both companies are customary employee stock options and do not have any unusual or special voting rights.
b.	The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest, all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.
Post-merger, Welsh Carson and Carlyle will each own approximately 14% of the combined company’s common stock, making each of those entities a significant stockholder. However, this represents a significant decrease from their current ownership of an aggregate of 52% of Dex Media’ common stock. In addition, as discussed above, Welsh Carson and Carlyle have each agreed to standstill restrictions, including a commitment that neither entity will acquire shares of Donnelley that would increase its individual ownership percentage above 15%.

The GS Funds currently own preferred stock representing 13% of Donnelley’s voting power. As part of the transaction, Donnelley has agreed to repurchase for cash the remaining outstanding shares held by the GS Funds in connection with the merger for approximately $337 million. Following the completion of the merger, the GS Funds will continue to hold warrants to purchase 1.65 million shares of Donnelley common stock with exercise prices ranging between $26.28 and $28.62 per share. Such warrants are exercisable immediately and expire between November 25, 2007 and January 3, 2008.

Based on current SEC filings of Schedule 13Ds and 13Gs, we do not expect any other individual or group shareholdings of more than 5% after the completion of the merger.
c.	The composition of the governing body of the combined entity, all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.
Donnelley Board Composition and Voting

The Donnelley board after the completion of the merger will be composed of 13 directors. Donnelley will appoint seven directors from its current board and Dex Media will appoint six members from its current board. The

Donnelley directors will consist of Donnelley’s current Chief Executive Officer and six individuals from Donnelley’s current board, all of whom will be independent. The Dex Media directors will consist of Dex Media’s current Chief Executive Officer, one designee of Welsh Carson, one designee of Carlyle and three individuals from Dex Media’s current board, each of whom will be independent.

Donnelley’s current presiding independent director will continue to serve as the presiding independent director of the Donnelley board after the completion of the merger.

Dex Media’s current Chief Executive Officer will serve as the chairman of the Donnelley board for a two-year term. During this period, his removal will require the vote of at least 75% of the Donnelley board. The Donnelley bylaws provide that, unless otherwise expressly provided by the Donnelley board, the chairman will have no responsibility for, dealings with or authority with respect to the day-to-day operations of the combined company.

Stockholders of the combined company will have no ability to remove or change the composition of the Donnelley board outside the normal voting process at regular annual meetings. Welsh Carson and Carlyle will have no special rights regarding board composition, other than the right to designate one board member each as long as the respective sponsor stockholders agreement remains in place. If either entity’s ownership of Donnelley common stock falls below 5%, its respective sponsor stockholders agreement (including its right to designate a director to the board) will terminate.

The bylaws of Donnelley do not and will not after the completion of the merger provide any special voting rights for the Donnelley board or its committees. Based on current Donnelley directors having seven of the combined 13 board votes, those Donnelley directors voting the same way could decide the outcome of any issue requiring board approval.

The Donnelley board is divided into three classes with directors in only one class standing for election each year. The Donnelley and Dex Media directors will be assigned to classes in roughly equal proportions. Because of this classified board structure, the proportion of current Donnelley to current Dex Media directors is more likely to remain in place than it might be if all board members stood for election at each annual meeting.

Donnelley Board Committees

The Donnelley bylaws provide that, for a two-year period after the completion of the merger (or earlier if Welsh Carson or Carlyle own less than 5% of Donnelley), the Donnelley board committees will consist of the compensation and benefits, audit and finance and the corporate governance committees. During this period, each committee will be composed of two individuals currently serving on the Dex Media board and two individuals currently serving on the Donnelley board; provided, that all of these committees’ members must be independent and may not be affiliated with Carlyle or Welsh Carson. The chairman of the compensation and benefits committee will be a current Donnelley board member, the chairman of the corporate governance committee will be one of the three independent members of the current Dex Media board who will be named to the Donnelley board as set forth above, and the chairman of the audit and finance committee will be chosen by a majority of the independent members of the Donnelley board. If any individual committee member ceases to serve on the Donnelley board during this period, his or her successor will be appointed by the entire Donnelley board. In the event of a deadlock on any committee on any matter, the matter will be decided by the entire Donnelley board. The provisions above will be incorporated into the bylaws of Donnelley, which may only be amended by a vote of at least 80% of the members of the entire Donnelley board.
d.	The composition of the senior management of the combined entity, all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.
The key senior management of Donnelley, the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, will continue in those roles after the completion of the merger. Donnelley’s current Chief Executive Officer will also continue to serve on the combined company’s board. Following the completion of the merger, the combined company’s Chief Executive Officer, Donnelley’s current Chief Executive Officer, in consultation with the combined company’s chairman, Dex Media’s current Chief Executive Officer, will determine Donnelley’s other senior management positions using a “best in class” approach. All Donnelley executive officers following the completion of the merger will be appointed by the Donnelley board upon the recommendation of the combined company’s Chief Executive Officer, in consultation with the chairman.
e.	The terms of the exchange of equity securities, all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.
The merger consideration represents a 6% premium to the Dex Media stockholders, based on the 30-day average of Dex Media’s closing stock prices prior to the announcement of the merger on October 3, 2005.

Paragraph 18 states: Some business combinations involve more than two entities. In identifying the acquiring entity in those cases, consideration also shall be given to which combining entity initiated the combination and whether the assets, revenues, and earnings of one of the combining entities significantly exceeds those of the others.
As Donnelley and Dex Media are the only two entities involved in the business combination, Paragraph 18 is not applicable. We do not believe that the fact that Merger Sub is a party to the merger agreement changes this conclusion. Merger Sub is a newly formed and wholly owned subsidiary of Donnelley formed solely to implement the merger and has not and will not conducted any other business.
Paragraph 19 states: If a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of the evidence available. The guidance in paragraphs 16-18 shall be used in making that determination.
As Donnelley will be the entity issuing its equity securities to the stockholders of Dex Media, Paragraph 19 is not applicable.
The following is in response to the balance of your comment.
•	Provide us with details of any common shareholders for each shareholder group.
Based on Schedule 13-F filings as of September 30, 2005, there were 68 institutional investors that owned both Donnelley and Dex Media common stock. In the aggregate, those institutions would own approximately 29% of Donnelley’s common stock following the merger. The top 5 of those institutions would own approximately 12%, the top 10 institutions would own approximately 19%, and the top 30 institutions would own approximately 27%, respectively, of Donnelley’s common stock following the merger. The sponsor stockholders of Dex Media do not presently own any Donnelley common stock and under their respective sponsor stockholder agreements are precluded from acquiring any Donnelley common stock prior to completion of the merger. The GS Funds do not presently own any Dex Media common stock.
•	Indicate any direct family relationships between the shareholders.
We are not aware of any direct family relationships between these stockholders.
•	Further, discuss if there are any voting agreements among the shareholders, or shareholder groups.
There are no voting agreements among the Donnelley stockholders other than the GS Funds’ agreement to support the merger in connection with Donnelley’s repurchase of the shares of preferred stock owned by the GS Funds. This agreement will terminate upon the completion of the merger.

Voting arrangements among the Dex Media stockholders are discussed above under paragraph 17.
Other Matters
Donnelley and Dex Media have agreed that following the completion of the merger, the headquarters of Donnelley will continue to be located in Cary, North Carolina. Further, Donnelley anticipates that it will continue to operate under the name “R.H. Donnelley.” Additionally, Donnelley has received financing commitments from J.P. Morgan Securities Inc. for approximately $10.4 billion to finance the payment of the cash merger consideration and other amounts required to be financed in connection with the merger.
Conclusion
Based on the foregoing facts and circumstances, Donnelley is properly deemed to be the acquiring entity in this business combination. This conclusion was reached primarily because: (1) current Donnelley directors will represent the majority of the members of the combined company’s board after the completion of the merger; (2) the existing senior management team of Donnelley will continue to serve as the combined company’s senior management team after the completion of merger; (3) Donnelley is the entity distributing both cash and its common stock as purchase price consideration to the stockholders of Dex Media; and (4) the merger consideration being paid to Dex Media’s stockholders represents a premium to Dex Media’s stock price prior to announcement of the merger.
These factors viewed in their totality indicate that Donnelley is the acquiring entity. Donnelley’s existing management and current board members will have the ability to set the direction and execute on the business plan of the combined company. These factors overcome any presumption that Dex Media is the accounting acquirer merely because its stockholders will hold 53% of the outstanding shares of the combined company following the completion of the merger and the repurchase of the preferred stock, without any special rights to govern or set the direction of the combined entity other than the normal rights of public company stockholders.
Proposed Disclosure
In response to your request for revised disclosure, we will incorporate the following additional disclosure in the Summary under the caption “Accounting Treatment” on page 19 and in the Pro Forma Financial Data Unaudited Pro Forma Financial Statements of Donnelley under the caption “Donnelley-Dex Media Merger” on page 143.
     “Donnelley is considered the acquiring entity for accounting purposes based on: the fact that (1) current members of the Donnelley board will represent a majority of combined company’s board after the completion of the merger; (2) Donnelley’s current senior management team will continue to serve as the combined company’s senior management team after the completion of the merger; and (3) Donnelley will be the entity distributing both cash and its common stock as purchase price consideration to the stockholders of Dex Media.”

In connection with the above response, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (919) 297-1116 should you wish to discuss any of the responses.
Sincerely,
/s/ Steven M. Blondy
Steven M. Blondy
Senior Vice President and Chief Financial Officer